UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THE ESTÉE LAUDER COMPANIES INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-14064	11-2408943
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

767 Fifth Avenue, New York, NY	10153
(Address of Principal Executive Offices)	(Zip Code)

Gregory F. Polcer
Executive Vice President, Global Supply Chain
(212) 572-4200
 (Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”).

The Estée Lauder Companies Inc. (the “Company” or “we”), founded in 1946 by Estée and Joseph Lauder, is one of the world’s leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. The Company’s products are sold in over 150 countries and territories under a number of well-known brand names including: Estée Lauder, Clinique, Origins, M A C, Bobbi Brown, La Mer, Jo Malone London and Aveda.

Conflict Minerals Disclosure

The Company is engaged in manufacturing and distribution on a global scale, and we use a wide variety of direct and indirect suppliers of goods and services from around the world. In connection with our compliance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) concerning conflict minerals, we evaluated the products that we manufacture or contract to manufacture to determine whether any such products contain conflict minerals that are necessary to the functionality or production of those products. As defined by the SEC, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolfamite, or their derivatives, which are limited to tantalum, tin and tungsten.

The Company determined that a small number of the products that we manufactured or contracted to manufacture in the Reporting Period contained conflict minerals that are necessary to the functionality or production of those products (the “Subject Products”). The Subject Products represent an extremely small fraction of our product offerings, and they generated less than one percent of our annual net sales during the Reporting Period.

Reasonable Country of Origin Inquiry and Results

The Company conducted a reasonable country of origin inquiry to determine whether any of the conflict minerals contained in the Subject Products originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”). As part of this process, we requested and received supplier information for the Subject Products (the “CMRT Information”) pursuant to the conflict mineral reporting template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. After reviewing the initial CMRT Information, the Company requested and received additional supplier information as part of its reasonable country of origin inquiry process. In addition, the Company provided written notice to any direct supplier of materials to the Company that such materials shall not contain conflict minerals from the Covered Countries, and the Company requested and received written acknowledgment of such notice in connection with the Subject Products.

All of the suppliers in the supply chain for the Subject Products indicated that the conflict minerals provided by them for the Subject Products, or otherwise contained in the Subject Products, did not originate from a Covered Country. In addition, the large majority of the smelters identified by the suppliers for the Subject Products as being facilities that processed, or that may have processed, conflict minerals in the Subject Products are on the compliant smelter list maintained by the Conflict-Free Sourcing Initiative.

Determination

Based on its reasonable country of origin inquiry as described above, the Company determined that it has no reason to believe that the Subject Products it manufactured or contracted to manufacture in the Reporting Period contained conflict minerals that may have originated in the Covered Countries.

In accordance with Rule 13p-1 under the Exchange Act, the Company has filed this Specialized Disclosure Form (Form SD), and such disclosure is also available in the “Investors — Earnings & Financials — SEC Filings” section of the Company’s web site at http://www.elcompanies.com. The reference to the Company’s web site is provided for convenience only, and its contents are not incorporated by reference into this Specialized Disclosure Form (Form SD) nor deemed filed with the SEC.

Item 1.02 Exhibit

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ESTÉE LAUDER COMPANIES INC.

Date: May 30, 2017	By:	/s/Gregory F. Polcer
	Name:	Gregory F. Polcer
	Title:	Executive Vice President, Global Supply Chain